

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 30, 2022

Kevin Krieger
Secretary
FTAI Infrastructure LLC
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: FTAI Infrastructure LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 10**
> **Submitted March 22, 2022**
> **CIK No. 0001899883**

Dear Mr. Krieger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Draft Registration Statement submitted on March 22, 2022

General

1. Please describe the impact of Russia's invasion of Ukraine on your business, particularly in the energy sector. In addition to the general impact, please also consider the impact supply chain issues may have, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your business activities. If the impact is not material, please explain why.

    You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551- 3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551- 3234 with any other questions

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Blair T. Thetford